Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Pre-tax income (loss) from continuing operations	$(241,646)	$(152,654)	$(7,204)	$58,946	$(27,788)
Add: Fixed charges	64,637	60,988	57,542	66,610	74,240
Less: Minority interest	1,110	381	452	347	446
Less: Equity investment	—	(249)	(412)	(2,678)	(3,225)

Total earnings before fixed charges	$(178,119)	$(91,798)	$50,298	$127,887	$49,231

Fixed charges:
Interest expense	$55,907	$53,440	$50,526	$60,733	$68,303
Accretion on debt discount	1,732	—	—	—	—
Estimated interest component of rent expense	6,998	7,548	7,016	5,877	5,937

Total fixed charges	$64,637	$60,988	$57,542	$66,610	$74,240

Shortage	$242,756	$152,786	$7,244	N/A	$25,009

Ratio of earnings to fixed charges(1)	<1	<1	<1	1.92	<1

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) plus fixed charges, by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.